Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019-6142

May 31, 2017

Credit Suisse AG
Paradeplatz 8
CH 8001 Zurich, Switzerland

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated May 4, 2015 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated May 4, 2015 contained in the Company’s Registration Statement (No. 333-202913) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Considerations”, as applicable, in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
14.75% per annum Autocallable Yield Notes due May 31, 2018	May 25, 2017	F385
14.80% per annum (7.40% for the term of the securities) Contingent Coupon Autocallable Yield Notes due November 30, 2017	May 26, 2017	F388
Buffered Accelerated Return Equity Securities due May 31, 2019	May 25, 2017	K820
Buffered Accelerated Return Equity Securities due June 28, 2018	May 25, 2017	K821
Digital Buffered Notes due December 1, 2020	May 25, 2017	K824
Buffered Return Equity Securities due May 28, 2020	May 25, 2017	K829
Capped Buffer GEARS	May 25, 2017	K830
Digital Plus Barrier Notes due May 28, 2021	May 25, 2017	T1006

Absolute Return Digital Barrier Securities due May 31, 2022	May 25, 2017	T1007
Autocallable Securities due May 31, 2019	May 25, 2017	T1008
Accelerated Barrier Notes due May 31, 2022	May 25, 2017	T1013
Step Down Trigger Autocallable Notes	May 26, 2017	T1023
Trigger Autocallable Notes	May 26, 2017	T1037
5.50% per annum Contingent Coupon Callable Yield Notes due May 31, 2022	May 25, 2017	U2056
7.25% per annum Contingent Coupon Autocallable Yield Notes due August 31, 2018	May 25, 2017	U2058
8.50% per annum Contingent Coupon Callable Yield Notes due May 29, 2020	May 25, 2017	U2061
Step-Up Contingent Coupon Callable Yield Notes due May 28, 2027	May 25, 2017	U2072
Step-Up Contingent Coupon Callable Yield Notes due May 28, 2027	May 25, 2017	U2073
Fixed to Contingent Step-Down Coupon Callable Yield Notes due May 28, 2027	May 25, 2017	U2086

Step Down Trigger Autocallable Notes	May 26, 2017	U2087
Trigger Autocallable Contingent Yield Notes	May 26, 2017	U2089
Trigger Callable Contingent Yield Notes (daily coupon observation)	May 26, 2017	U2106
Trigger Callable Contingent Yield Notes (daily coupon observation)	May 26, 2017	U2107